Exhibit 99.1

ASX ANNOUNCEMENT
3 November 2023

CHAIRMAN’S ADDRESS - 2023 ANNUAL GENERAL MEETING

Welcome to Ioneer’s Annual General Meeting.

It is an honour to be physically with you today, and on behalf of Ioneer’s Board of Directors and leadership team, thank you for your continued support.

2023 has been another year of macro and micro challenges to overcome, but also filled with, sometimes hard to appreciate, progress, innovation and strategic growth.

At the macro level the overall economic environment, both inside and outside of China has made planning and execution more difficult. Rapid inflation demanded aggressive monetary response, with resulting high interest rates creating strong pressures to reduce consumer spending, particularly for large capital items such as cars of all makes, including EV’s. This pressure will ease in the coming couple of years, but for those focused on the near term, sentiment and negative arguments about the promise of EVs are to easily and I believe incorrectly made. Not only are the macro picture challenging, but it is critical to understand that the hydrocarbon sector and allies are mounting a multi-pronged attack on EVs as their growing importance represent a hard to ignore threat to their future. But in the end, as the price of electric cars fall, and their capability increase I am confident that EVs will obtain broad acceptance in the market. In addition, those that argue we should stay with petroleum powered cars seem to either not believe, or conveniently ignore the growing threat of climate change. At Ioneer we are confident about EVs and the compelling imperative to rapidly bring down emission across the planet.

But in the near term the rate of growth for EVs will slow. From my perspective this is actually a relief, as it has been extremely difficult to reconcile the exuberant growth rates of one year ago and the capacity of the lithium industry to deliver the required lithium chemicals. Meeting the slightly more modest projections, while still challenging, at least represents a feasible target, with full efforts, to achieve needed lithium chemicals capacity, particularly ex- China. For our shareholders who are also invest in the spodumene sector, their fate is currently almost exclusively tied to China. But for the much rarer projects such as Rhyolite Ridge, that not only produce battery ready chemicals, but that are also IRA compliant, the expected decline in material pricing is significantly muted.

At Ioneer, we recognize the negative sentiment that has harmed all lithium stocks. But we are also very mindful that Ioneer’s prize, quadrupling American made lithium chemicals and beyond, will be significant, and will lay the foundation for years of profitable, bottom of the cost curve production with significant organic growth opportunity within the permitted area.  Our Phase I project is also greatly benefitted by the fact that our co product, Boric Acid, continues to have higher than anticipated pricing, and offers a significant portion of our total revenue with lower volatility.

ioneer Ltd. (ASX: INR)         Suite 16.01, 213 Miller Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: ioneer.com    ABN: 76 098 564 606

The executive team believes that the market has poorly understood our project despite our efforts to explain. First and foremost, based on the low stock price of late, the market seems to be assigning a very high probability that we will not be able to obtain the permits to build of our operations.  We strongly disagree with this poorly informed perspective. In fact, we are now highly confident that we will receive our positive record of decision and will receive it in the first half of 2024. We also hear from investors that we should be grouped with the clays and the DLE projects. We also reject this idea that we have a risky flow sheet or process. We have invested over $150 million in pilots and detailed modelling and engineering to have high confidence in our processes. We do not use any new technology, or unproven units of operation. We in fact use existing technologies that have a proven record at scale. Our secrets are not new technology, but rather “know how” concerning the specific set points throughout our plant. We are not a high risk DLE project, and we are not taking on in Phase I the inherent flowsheet challenges of extracting lithium from clay. We are of course excited about teaming with EcoPro to address these challenges. We cannot think of a team more capable than them to find a viable path for clay extraction.

And finally, our relationship with our strategic partner, Sibanye Stillwater, has continued to deepen. Over the past year they have worked with us to do a detailed review of all aspects of our mine plan and plant. They have made important contributions to our final preparation for construction and resultant operations. I can say with confidence that our relations are strong, and we are confident of their making a positive FID following ROD.

Throughout our years of work on Rhyolite Ridge, Ioneer has exemplified the commitment to delivering a “responsible mining operation”. We have intently listened to all concerns, particularly concerning the protection of our endangered plant, and through our planning we have been able to develop a profitable pathway that has no direct impact, and minimal indirect impact on those plants. This work has taken much time and effort to achieve, but we can now say with high confidence that this is precisely what we are delivering in our final EIS plan.

Second, we have addressed the other sensitivities including robust tribal consultation, deep engagement with all communities, and of course robust assessment of our impact on the water basin from which we derived our process water. Our company has cut no corners, have collaborated with the relevant stakeholders and agencies, and we believe are delivering a comprehensive plan that is exemplary and protective, and that will minimize post record of decision risk from litigation. This time and effort has been costly and time consuming, but we are now in the final inning, and will deliver a comprehensive multifaceted plan that will produce high sustained value for our shareholders.

And I am also confident that we have the resources needed to complete our work and receive our record of decision. The commitment of our resources and the ongoing collaboration with our valued partner Sibanye Stillwater will allow us to not only reach Record of Decision, but quickly thereafter reach FID. In the coming few months we will drive to conclusion our extensive construction plan, will implement acquisition of long lead items needed to maintain our 2026 first production targets, and will complete the closing of the DOE loan to complete our key FID conditions precedent. We are now confident that we will soon be permitted and have turned the corner to the end game of putting our first operation in the ground.

As we finalize our plans for Phase I, we have, over the last year, allowed our team to work on the organic expansion potential within the permitted area. First, we release a revised resource update that clearly showed that all sediments within the Rhyolite Ridge South basin are heavily mineralized with lithium and together contain well over 3 million tons of LCE. We showed that the lithium clay unit sitting above the Borosilicate unit we will process in Stage I has over I million tons LCE contained in the zone. Earlier this week I spent two days with our friends at EcoPro in Korea where we announced a strategic partnership to develop pilot scale processes that we hope will lead to commercial scale operation to exploit the lithium contained in our clay. We have great confidence in EcoPro’s technological prowess and understanding of lithium processing. They are committed to unlock our clay potential. They will undertake the pilot testing, and if they obtain favourable results, will build commercial processing facilities to extract the lithium from our stockpiled clay. Ioneer and its partner Sibanye Stillwater will receive 50% of the profits from those operations for providing the clay at site.

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In addition, we have undertaken considerable test work on the low boron/ high lithium material in the strata just below the Phase I zone. We are now increasingly confident that this zone will yield an additional 1 million tons LCE using a slightly modified version of the Phase I plant. The synergies from Phase I should allow rapid development of expanded production within the existing mine. What is important is that the Clay is to be mined as overburden so its processing will create no additional disturbance, and the low boron/ high lithium strata below will only require slight deepening on the existing mine. We anticipate that neither opportunities will require more than an EA amendment, and therefore should allow near term expansion of our operations. We do not think either of these opportunities are properly factored by the market.

And from an engineering perspective, I am confident to say that there are no other American projects at the engineering readiness of Rhyolite Ridge. As we move close to 70% engineering complete, we are now able to confidently commence construction at ROD and proceed to completion within approximately 24 months. We will not be like so many others that prematurely declare FID only to take several years to commence construction in earnest. I sometime think of the fable of the Tortoise and the Hare, with Ioneer being the tortoise. We all know who wins that race!

I am optimistic that FY2024 will be a pivotal year for Ioneer, and that you will see that reflected in our company’s performance.

I want to extend my gratitude to Bernard Rowe and the executive leadership team for their dedication and exceptional work. These past few years have tested Ioneer’s resilience, but we are focused, and determined and will deliver a bright future for our company and its shareholders. I am privilege to work with our dedicated team. They inspire me to work harder to meet our goals. Our work is our commitment to you, our shareholders. We are ready for the challenges and amazing opportunities that lie ahead.

I also want to thank the Ioneer Board of Directors. Their wisdom and dedication to our work amazes me. I am so fortunate to chair such a team of leaders.

Lastly, I want to express my heartfelt appreciation to you. Your patience, support and belief in our work at Rhyolite Ridge have been instrumental in this long journey. We look forward to the coming year as we deliver on our commitment to you.

Thank you for your trust in us. Together, we will build Ioneer's legacy as a responsible, and leading American producer of lithium and boron.

Sincerely yours,

James D. Calaway
Executive Chairman

This ASX release has been authorised by Ioneer Executive-Chairman, James D. Calaway.

-- ENDS --

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Ioneer Contacts:

Chad Yeftich Ioneer USA Corporation	Daniel Francis FGS Global
Investor Relations (USA)	Media Relations (USA)
E: ir@Ioneer.com	E: daniel.francis@fgsglobal.com

Forward Looking Statements

Various statements in this presentation constitute statements relating to intentions, future acts and events which are generally classified as “forward looking statements”. These forward-looking statements are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other important factors (many of which are beyond the Company’s control) that could cause those future acts, events and circumstances to differ materially from what is presented or implicitly portrayed in this presentation.

For example, future reserves described in this presentation may be based, in part, on market prices that may vary significantly from current levels.  These variations may materially affect the timing or feasibility of particular developments.

Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential” and similar expressions are intended to identify forward-looking statements.

Ioneer cautions security holders and prospective security holders to not place undue reliance on these forward-looking statements, which reflect the view of Ioneer only as of the date of this presentation.

The forward-looking statements made in this presentation relate only to events as of the date on which the statements are made. Except as required by applicable regulations or by law, Ioneer does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.  Past performance cannot be relied on as a guide to future performance.

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